UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 6-K/A1

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 0-26046

______________

China Natural Resources, Inc.

(Translation of registrant’s name into English)

______________

Room 2105, West Tower, Shun Tak Centre,
200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Acquisition of Feishang Mining Holdings Limited

Effective on February 3, 2006, China Natural Resources, Inc. consummated its acquisition of all of the issued and outstanding shares of capital stock of Feishang Mining Holdings Limited, and on February 9, 2006, filed a Report on Form 6-K to disclose completion of that acquisition. The purpose of this filing is to amend the February 9, 2006 Report on Form 6-K by filing certain financial statements and financial information, as more particularly identified below.

Financial Statements

(a)

The following audited consolidated financial statements of Wuhu Feishang Mining Development Ltd (“WFM”)* are filed herewith**:

•

Index to Financial Statements of Wuhu Feishang Mining Development Co. Ltd.

•

Report of Independent Registered Public Accounting Firm

•

Statements of Operations for the Year Ended December 31, 2002, Four Months Ended April 30, 2003, Eight Months Ended December 31, 2003 and Year Ended December 31, 2004

•

Balance Sheets as of December 31, 2003 and 2004

•

Statements of Cash Flows for the Year Ended December 31, 2002, Four Months Ended April 30, 2003, Eight Months Ended December 31, 2003 and Year Ended December 31, 2004

•

Statements of Equity for the Year Ended December 31, 2002, Four Months Ended April 30, 2003, Eight Months Ended December 31, 2003 and Year Ended December 31, 2004

•

Notes to Financial Statements

____________

*

For the periods indicated, financial statements of Feishang Mining Holdings Limited, the holding company parent of WFM, are not presented as its accounts are insignificant and are not deemed material to an understanding of the operations of WFM or the consolidated operations of Feishang Mining Holdings Limited.

**

Incorporated by reference to Schedule 1(b) of the Acquisition Agreement filed as Exhibit 10.1 to the Company’s Report on Form 6-K filed January 25, 2006.

(b)

The following unaudited consolidated financial statements of Feishang Mining Holdings Limited* are filed herewith:

•

Index to Unaudited Consolidated Financial Statements of Feishang Mining Holdings Limited

•

Unaudited Consolidated Statements of Operations for the Nine Months ended September 30, 2004 and 2005

•

Unaudited Consolidated Balance Sheet as of September 30, 2005

•

Unaudited Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2004 and 2005

•

Unaudited Consolidated Statement of Equity for the Nine Months ended September 30, 2005

•

Notes to Unaudited Consolidated Financial Statements

____________

*

The unaudited consolidated financial statements of Feishang Mining Holdings Limited, the holding company of WFM, are prepared to consolidate the operations of WFM.

Pro Forma Financial Information

The following pro forma financial information is filed herewith:

•

Pro Forma Consolidated Financial Information (Unaudited)

•

Pro Forma Consolidated Balance Sheet (Unaudited) as at September 30, 2005

•

Notes to Pro Forma Consolidated Balance Sheet (Unaudited)

•

Pro Forma Consolidated Statement of Operations (Unaudited) Nine Months ended September 30, 2005

•

Pro Forma Consolidated Statement of Operations (Unaudited) Year ended December 31, 2004

Exhibits

Exhibit No.	Description
10.1	Acquisition Agreement dated January 24, 2006 (1).
10.2	Form of Common Stock Purchase Warrant issued to Feishang Group Limited (2).
10.3	Exchange Agreement dated January 24, 2006 by and between China Natural Resources, Inc. and Winsland Capital Limited. (3)

____________

(1)

Filed as Exhibit 10.1 to the Current Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006 and hereby incorporated by reference.

(2)

Filed as Schedule 3 to Exhibit 10.1 to the Current Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006 and hereby incorporated by reference.

(3)

Filed as Exhibit 10.3 to Current Report on Form 6-K filed by China Natural Resources, Inc. on February 9, 2006 and hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 8, 2006

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie
Chief Executive Officer

FEISHANG MINING HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

FEISHANG MINING HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

FEISHANG MINING HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED
(Amounts in thousands)

		Nine months ended September 30,

	Notes	2004	2005	2005
		RMB	RMB	US$

NET SALES		54,842	69,966	8,659

COST OF SALES		(21,778)	(23,376)	(2,893)

GROSS PROFIT		33,064	46,590	5,766

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		(5,208)	(10,150)	(1,256)

INCOME FROM OPERATIONS		27,856	36,440	4,510

INTEREST INCOME		118	685	85

OTHER INCOME (EXPENSE), NET	4	51	(24)	(3)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		28,025	37,101	4,592

INCOME TAXES	5	-	(5,894)	(729)

INCOME FROM CONTINUING OPERATIONS		28,025	31,207	3,863

DISCONTINUED OPERATIONS
Income from discontinued bleaching earth segment	3	12	-	-

NET INCOME		28,037	31,207	3,863

The accompanying notes are an integral part of these financial statements.

FEISHANG MINING HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2005
UNAUDITED
(Amounts in thousands, except share and per share data)

	Notes	RMB	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents		47,140	5,834
Trade receivables, net of allowance of RMB137		573	71
Bills receivable		550	68
Other receivables, deposits and prepayments		646	80
Amount due from related companies	9	72,243	8,941
Inventories	6	5,150	637

TOTAL CURRENT ASSETS		126,302	15,631

PROPERTY AND EQUIPMENT, NET	7	34,684	4,293

TOTAL ASSETS		160,986	19,924

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable		474	59
Other payables	8	17,090	2,115
Advances from suppliers		6,686	828
Accrued liabilities		2,053	254
Amount due to a director	9	23,644	2,926
Amount due to a related company	9	25,115	3,108
Dividends payable		44,005	5,446
Taxes payable		5,106	632

TOTAL LIABILITIES – ALL CURRENT		124,173	15,368

EQUITY
Share capital
Authorized – 50,000 shares US$1 par value
Issued – 1 share	12	-	-
Reserves		3,912	484
Other comprehensive income		227	28
Retained earnings		32,674	4,044

TOTAL EQUITY		36,813	4,556

TOTAL LIABILITIES AND EQUITY		160,986	19,924

The accompanying notes are an integral part of these financial statements.

FEISHANG MINING HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED
(Amounts in thousands)

	Nine months ended September 30,

	2004 RMB	2005 RMB	2005 US$

OPERATING ACTIVITIES
Net income	28,037	31,207	3,863
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,245	1,164	144
Amortization of mining rights	207	267	33
Gain on disposal of property and equipment	-	(16)	(2)

Changes in operating assets and liabilities:
Trade receivables	2,524	139	17
Bills receivable	320	497	62
Inventories	627	(1,632)	(202)
Other receivables, deposits and prepayments	(886)	(227)	(28)
Accounts payable	(581)	(876)	(108)
Other payables	1,262	1,511	187
Advances from suppliers	(2,377)	4,486	555
Accrued liabilities	(290)	547	68
Taxes payable	90	2,956	365
Discontinued operations	886	-	-

Net cash provided by operating activities	31,064	40,023	4,954

INVESTING ACTIVITIES
Advances to related companies	(22,398)	(52,121)	(6,451)
Amount due to a director	8	11,213	1,388
Repayment from related companies	-	30,000	3,713
Purchases of property and equipment	(1,632)	(1,871)	(232)
Proceeds from disposal of property and equipment	-	22	3

Net cash used in investing activities	(24,022)	(12,757)	(1,579)

(Continued)

FEISHANG MINING HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED
(Amounts in thousands)

	Nine months ended September 30,

	2004 RMB	2005 RMB	2005 US$

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,042	27,266	3,375

EFFECT OF EXCHANGE RATES ON CASH		227	28

CASH AND CASH EQUIVALENTS, BEGINNING	10,519	19,647	2,431

CASH AND CASH EQUIVALENTS, ENDING	17,561	47,140	5,834

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	-	2,797	346

Supplemental disclosure of non-cash investing and financing activities:

Dividends declared		44,005	5,446

Amount due from related company for sale of assets of discontinued operations	8,050	-	-

Offset other receivables against amount due to a related company	(68)	-	-

The accompanying notes are an integral part of these financial statements.

FEISHANG MINING HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2005
UNAUDITED
(Amounts in thousands)

	Share capital	Share capital	Reserves	Retained earnings	Other comprehensive income	Total

	Shares	RMB	RMB	RMB	RMB	RMB

Balances at January 1, 2005	1	-	-	49,384	-	49,384

Transfer to reserves		-	3,912	(3,912)	-	-

Dividends declared		-	-	(44,005)	-	(44,005)

Net income for the period		-	-	31,207	-	31,207

Currency translation adjustments		-	-	-	227	227

Comprehensive income						31,434

Balances at September 30, 2005	1	-	3,912	32,674	227	36,813

The accompanying notes are an integral part of these financial statements.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND INTERIM FINANCIAL STATEMENTS

Feishang Mining Holdings Limited (“FMH” or the “Company”) is a British Virgin Islands company which was incorporated on September 3, 2004. The Company beneficially owns 100% Wuhu Feishang Mining Development Co. Ltd. (“WFM”) (The Company and WFM, collectively, the “Group”).

WFM was established as a Sino-foreign joint venture company in the PRC with the venturers being Wuhu Feishang Enterprise Development Limited (“WFE”) (“50%”) and FIH (“50%”) on June 21, 2002 with a tenure of 20 years from the date of the business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of WFM is RMB12,000 (US$1,485), of which RMB6,000 (US$743) was each contributed by WFE and FIH. In May 2003, WFM acquired the entire business of Anhui Fanchang Zinc and Iron Mine (the “Predecessor”).

In April 2005, WFE and FIH transferred their interests in WFM to the Company at cost. No gain or loss was recognized, as the transfer was accounted for as a transfer between entities under common control as WFE, FIH and FMH are all controlled by the same individual, Mr. Li Feilie.

The Company’s operations are conducted through WFM, a mining enterprise principally engaged in the mining of zinc, iron activated bleaching earth, metallurgy bentonite and other minerals for distribution in the People’s Republic of China (“PRC”). In early 2004, WFM sold its mining business in activated bleaching earth and metallurgy bentonite to Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”), a related party, for consideration of RMB8,050 (US$996). WFM owns the mining rights to two mines: Yang-chong Mine contains iron and zinc minerals and Zao-yun Mine contains mainly iron minerals. The cash flows and profitability of WFM’s current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond WFM’s control.

The consolidated balance sheet as of September 30, 2005, the consolidated statements of operations and cash flows for the nine months ended September 30, 2004 and 2005, and the consolidated statement of equity for the nine months ended September 30, 2005 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Accounting principles

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	(b)	Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	(c)	Cash and cash equivalents

The Company considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

	(d)	Inventories

Inventories are stated at the lower of average cost or net realizable value. For products, we determine net realizable value by estimating value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

Raw materials consists of raw ore extracted and auxiliary material – costs are limited to those directly related to mining

Work in progress consists of semi-finished iron and zinc ore – valued at the cost of production through the point at which inventory has been processed

Finished goods – valued at the lower of full cost of production or net realizable value based on current metal prices

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

In April 2004, the FASB issued FASB Staff Position (“FSP”) FAS 141-1 and FAS 142-1 “Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force (“EITF”) Issue 04-2, “Whether Mineral Rights are Tangible or Intangible Assets”. This FSP amends SFAS Nos. 141 and 142 and requires mineral rights to be accounted for as tangible assets based on the consensus reached in EITF 04-2.

The Company has determined that its mining rights are mineral rights, and accordingly are classified as property and equipment.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the proven and probable reserves of the mines, not to exceed 20 years. The weighted average amortization period for these reserves is 17 years as of September 30, 2005. Reserves designated as proven and probable are supported by a study indicating that the reserves have had the requisite geological, technical and economic work performed, and are legally extractable at the time of reserve determination. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, without incurring substantial costs, and therefore, believes that assigned lives are appropriate. All costs, other than acquisition costs, are expensed prior to the establishment of proven and probable reserves. Once proven and probable reserves are established, all development and other site specific costs are capitalized, including general and administrative charges for actual time and expenses incurred in connection with site supervision.

Estimated useful lives are as follows:

		Buildings and mine development	15 - 35 years
		Machinery and equipment	6 - 15 years
		Motor vehicles	8 years
		Mining rights	17 years

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Property and equipment (continued)

Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets’ carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

	(f)	Revenue recognition

Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

Freight and handling costs paid to third party carriers are recorded as cost of sales.

	(g)	Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

	(h)	Foreign currency translation

The functional currency of all the operations of the Company is the Renminbi (“RMB”), the national currency of the PRC.

Transactions denominated in currencies other than the RMB are translated into RMBs at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMBs at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People’s Bank of China on September 30, 2005 of US$1.00 = RMB8.08 (unaudited). No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2005 or at any other date.

	(i)	Interest income

Interest on bank balances is recorded when earned.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R) “Share Based Payment” which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123 (R) will be effective for public companies that file as small business issuers as of the first interim period in fiscal years that begin after December 15, 2005. The Company is evaluating the provisions of SFAS No. 123 (R). Depending upon the numbers and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on the Company’s financial position and results of operations.

In March 2005, the Emerging Issues Task Force (“EITF”) issued EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF 04-6 requires that stripping costs incurred during the production phase of a mine should be included in the cost of inventory produced during the period the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with initial adoption being accounted for in a manner similar to a cumulative-effect adjustment. Management is assessing the impact that the adoption of EITF 04-6 will have on its financial statements.

3.	DISCONTINUED OPERATIONS

Pursuant to a January 1, 2004 agreement, WFM disposed of its interest in the mining of activated bleaching earth operations to a related party, Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”) for total consideration of RMB8,050 (US$972), which has been included as an amount due from a related company at September 30, 2005. Inventories of the bleaching earth segment with a carrying value of RMB796 (US$96) were not sold to WFNM and were sold by WFM to unrelated third parties in 2004. The sale price of the bleaching earth segment equaled its carrying value and accordingly there was no gain or loss on the sale. As a result of the disposition, WFM has ceased its activated bleaching earth operations. The results of the activated bleaching earth segment have been retroactively restated as discontinued operations. Revenues from the discontinued activated bleaching earth segment were RMB808 (US$98) and nil, respectively, for the nine months ended September 30, 2004 and 2005. Income before income taxes from the discontinued activated bleaching earth segment was RMB12 (US$1) and nil, respectively, for the nine months ended September 30, 2004 and 2005. Cash flows from discontinued operations of RMB886 (US$830) are from operating activities. There were no cash flows from discontinued operations from investing or financing activities.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

4.	OTHER INCOME(EXPENSE), NET

Other income (expense), net represents:

	Nine months ended September 30,

	2004 RMB	2005 RMB	2005 US$

Gain on disposal of property & equipment	-	16	2
Other	51	(40)	(5)

	51	(24)	(3)

5.	INCOME TAXES

Pre-tax income for the nine months ended September 30, 2004 and 2005 was taxable in the PRC.

The reconciliation of income taxes/(tax benefit) computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to income tax expense is as follows:

	Nine months ended September 30,

	2004 RMB	2005 RMB	2005 US$

PRC Federal statutory tax rate	30%	30%	30%

Computed expected income tax expense	8,670	11,788	1,458
Non-deductible expenses	-	-	-
Preferential tax treatment	(8,670)	(5,894)	(729)

Income tax expense	-	5,894	729

WFM is governed by the Income Tax Laws of the PRC. Being a Sino-foreign joint venture, the Company is exempt from income taxes for a period of two years commencing from its first profitable year and is entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year. Thereafter, income will be taxed at the full rate of 30%.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

6.	INVENTORIES

At September 30, 2005, inventories consisted of:

	RMB	US$

Raw materials	2,212	274
Work in progress	486	60
Finished goods	2,452	303

	5,150	637

7.	PROPERTY AND EQUIPMENT

At September 30, 2005, property and equipment consisted of:

	RMB	US$

At cost:
Buildings and mine development	23,802	2,946
Machinery and equipment	4,603	570
Motor vehicles	1,214	150
Mining rights	9,229	1,142

	38,848	4,808

Accumulated depreciation and depletion	(4,164)	(515)

	34,684	4,293

At September 30, 2005, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB786.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

8.	OTHER PAYABLES

At September 30, 2005, other payables consisted of:

	RMB	US$

Fanchang County Economic Development Department (a)	2,257	279
Natural resources fee (b)	3,932	487
Staff compensation fund (c)	4,211	521
Provision for staff bonus and welfare (f)	978	121
Provision for production maintenance (d)	3,733	462
Safety management fee (e)	1,297	161
Other	682	84

	17,090	2,115

(a)	This balance represents a liability assumed by WFM upon acquisition of the entire business of the Predecessor.

(b)	Natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales. WFM has no asset retirement obligations in connection with its mining operations.

(c)

The staff compensation fund represents a PRC government required contribution to a fund established to compensate employees for the loss of their state-sponsored pension and post employment benefits. The fund will be distributed to employees at the termination of their employment with WFM. WFM is not required to make any additional contributions to the fund.

(d)	The provision for production maintenance represents a PRC government required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

(e)	The safety management fee represents a PRC required contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

(f)	The provision for staff bonus and welfare represents a PRC government required contribution and is calculated as a percentage of the PRC net income.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

At September 30, 2005, amounts due from related companies and to and from a shareholder comprise:

	RMB	US$

Due from related companies
Anhui Xinke New Materials Co. Ltd. (“Xinke”)	20,068	2,484
Pingxiang Iron and Stell Co. Ltd. (“Pingxiang”)	25,000	3,094
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	18,175	2,249
Wuhu Feishang Enterprise Development Co. Ltd. (“WFE”)	9,000	1,114

	72,243	8,941

Due to a related company:
Wuhu Feishang Enterprise Development Co. Ltd. (“WFE”)	25,115	3,108

Due to a director
Mr. Li Feilie	23,644	2,926

(a)

The amounts due from Xinke, Pingxiang and WFE represented advances made to them by WFM. The amount due from WFNM represented consideration for assets sold by WFM at no gain and expenses paid on behalf of WFNM. The amounts due from Pingxiang were settled subsequent to September 30, 2005 (see note 9(b)). The amount due to WFE represented liabilities assumed by the Company upon acquisition of the entire business of the Predecessor in 2003. The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company.

The balance with Xinke is unsecured, bears interest at 5.22% per annum and is repayable on demand. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

The transactions with related companies are summarized as follows:

	Nine months ended September 30,

	2004 RMB	2005 RMB	2005 US$

Sales of finished goods to WFNM	428	-	-
Sales of finished goods to Pingxiang	57	-	-
Purchases of raw materials from WFNM	82	-	-
Sale of property and equipment to WFNM	8,050	-	-
Expenses paid on behalf of WFNM	868	1,278	158
Interest income received from Xinke	-	515	64

Pingxiang and Xinke are controlled by Mr. Li Feilie who is also a director and beneficial shareholder of the Company.

(b)	WFNM’s obligation to WFM was assumed by WFE. On November 30, 2005, WFM and WFE agreed to offset this amount against the RMB25,115 owed by WFM to WFE.

(c)

On September 25, 2003, WFM advanced RMB9,000 to WFE, a company controlled by Mr. Li.Feilie. On February 4, 2005, the Company advanced RMB25,000 to Pingxiang, a company controlled by Mr. Li Feilie. On February 28, 2005, the board of directors of WFM declared dividends of RMB44,005. On October 31, 2005 and November 30, 2005, the advances of RMB34,000 were offset against dividends payable to Mr. Li Feilie.

(d)	On February 23, 2005, the Company advanced RMB20,068 to Xinke, a company controlled by Mr. Li Feilie.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

10.	CONCENTRATION OF RISK

Concentration of credit risk:

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash deposits, trade receivables and bills receivable.

	(i)	Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC State-owned banks. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

	(ii)	Trade receivables

The Group ells zinc and iron products to companies in the PRC. Management considers that the Group’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial conditions and, therefore, generally collateral is not required. At September 30, 2005, the largest five customers accounted for 84% trade receivables. During the nine months ended September 30, 2004, three customers accounted 45%, 24% and 10%, respectively, of the Company’s sales. During the nine months ended September 30, 2005, three customers accounted 61%, 13% and 10%, respectively, of the Company’s sales.

	(iii)	Bills receivable

Bills receivable represent letters of credit obtained by the customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of September 30, 2005, bills receivable amounted to RMB550 and their collectability was guaranteed by banks. The bills receivable have normal terms of maturity of six months.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

(i) Cash and cash equivalents

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

(ii) Trade receivables, bills receivable, other receivables, accounts payable and other payables

The carrying amounts reported in the consolidated balance sheet for trade receivables, bills receivable, other receivables, accounts payable and other payables approximate their fair values due to their short maturities.

(iii) Amounts due from/to related parties

The fair values of amounts due from/to the related parties cannot be determined due to the related party nature of those balances.

12.	REGISTERED CAPITAL, RESERVES AND DISTRIBUTION OF PROFITS

The registered capital of WFM is RMB12 million, being WFE’s and FIH’s initial contributions of RMB6 million each upon the formation of WFM.

In accordance with the relevant PRC regulations and the Articles of Association of WFM (the “Articles of Association”), appropriations of net income as reflected in its PRC statutory financial statements is to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

On February 28, 2005, the Board of Directors approved appropriations of RMB1,956 and RMB1,956 to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB44,005.

On January 27, 2006, the Board of Directors approved appropriations of RMB1,709 and RMB1,709 to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB38,462.

FEISHANG MINING HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
UNAUDITED

(Amounts in thousands)

13.	FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies.

From January 1, 1994 through July 2, 2005, a single rate of exchange was quoted daily by the People’s Bank of China (the “Unified Exchange Rate”). Beginning July 23, 2005, the rate of exchange was revalued by 2.1% and the RMB is now to fluctuate according to the value of a group of currencies (the “managed float”). However, the unification or managed float of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

14.	SUBSEQUENT EVENT

On February 3, 2006, China Natural Resources, Inc. (“CNRI”), a British Virgin Islands company listed on the Nasdaq Capital Market in the United States, consummated the acquisition of all of the issued and outstanding capital stock of the Company. Under the terms of the agreement governing the acquisition, CNRI issued 9,980,593 of CNRI’s common shares, representing 86.4% of CNRI’s issued and outstanding common shares, as well as warrants to purchase an additional 4,500,000 of CNRI’s common shares.

CHINA NATURAL RESOURCES, INC.
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

          On February 3, 2006 (“the Acquisition Date”), China Natural Resources, Inc. (“CNRI”), a British Virgin Islands (“BVI”) Corporation acquired all of the outstanding capital stock of Feishang Mining Holdings Limited (“FMH”). The transaction was structured as a reorganization of FMH with and into CNRI. The acquisition of FMH by CNRI has been accounted for as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of CNRI. As a result, FMH is deemed to be the acquirer for accounting purposes. As consideration for the acquisition, CNRI issued to the former FMH shareholder 9,980,593 restricted common shares and warrants (the “Warrants”) to purchase an additional 4,500,000 common shares. In connection with the acquisition, CNRI converted 320,000 series B preferred shares into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of CNRI at an exercise price of $4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of $5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

          The pro forma consolidated statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 are based on the historical financial statements of CNRI and FMH. The acquisition of CNRI has been accounted for using the purchase method of accounting. The pro forma consolidated statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been prepared assuming the transaction was completed on January 1, 2004 and January 1, 2005, respectively The pro forma consolidated balance sheet as of September 30, 2005 assumes the transaction was completed on September 30, 2005. The unaudited pro forma financial statement information is presented for informational purposes only. The pro forma balance sheet and statements of operations do not purport to represent what CNRI’s actual financial position or results of operations would have been had the acquisition of FMH occurred as of such dates, or to project CNRI’s financial position or results of operations for any period or date, nor does it give effect to any matters other than those described in the notes thereto. The unaudited pro forma financial information should be read in conjunction with CNRI’s consolidated financial statements and notes thereto for the year ended December 31, 2004 and the historical financial statements of FMH’s operating subsidiary, Wuhu Feishang Mining Development Company, Ltd. (“WFM”) for the year ended December 31, 2004, the eight months December 31, 2003, the four months ended April 30, 2003 and the year ended December 31, 2002 which are incorporated by reference into this report on Form 6K/A.

          Certain assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma adjustments are based on preliminary estimates and certain assumptions that the Company believes are reasonable under the circumstances. The purchase price allocation is preliminary and subject to change.

          The functional currency of all the operations of the Company is the Renminbi (“RMB”), the national currency of the PRC. Transactions denominated in currencies other than the RMB are translated into RMBs at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMBs at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People’s Bank of China on September 30, 2005 of US$1.00 = RMB8.08 (unaudited). No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2005 or at any other date.

CHINA NATURAL RESOURCES, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 2005
(Amounts in thousands, except share and per share data)

	China Natural Resources, Inc.	Feishang Mining Holdings Limited	Pro Forma Adjustments		Pro Forma	Pro Forma
	RMB	RMB	RMB		RMB	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,173	47,140			49,313	6,103
Trading securities	6,709	-			6,709	831
Trade receivables	237	573			810	100
Bills receivable	-	550			550	68
Other receivables, deposits and prepayments	122	646			768	95
Amount due from related companies	-	72,243			72,243	8,941
Inventories	-	5,150			5,150	637

TOTAL CURRENT ASSETS	9,241	126,302			135,543	16,775
INVESTMENTS	24,700	-			24,700	3,057
GOODWILL	1,600	-	14,026	a,b,c	15,626	1,934
PPROPERTY AND EQUIPMENT, NET	944	34,684			35,628	4,409

TOTAL ASSETS	36,485	160,986			211,497	26,175

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	38	474			512	63
Other payables	1,732	17,090	(1042)	d	17,780	2,201
Advances from suppliers	-	6,686			6,686	828
Accrued liabilities	1,055	2,053	242	c	3,350	415
Current portion of capital lease	185	-			185	23
Amount due to related companies	-	25,115	1042	d	26,157	3,237
Amount due to a director	-	23,644			23,644	2,926
Dividend payable	-	44,005			44,005	5,446
Taxes payable	10	5,106			5,116	633

TOTAL CURRENT LIABILITIES	3,020	124,173			127,435	15,772

Capital lease, net of current portion	64	-			64	8

TOTAL LIABILITIES	3,084	124,173			127,499	15,780

SHAREHOLDERS’ EQUITY
Common shares	186,635	-	(167,478)	a,b	19,157	2,371
Reserves	28,028	3,912			31,940	3,953
(Accumulated deficit)/retained earnings	(181,514)	32,674	181,514	a	32,674	4,043
Accumulated other comprehensive income	252	227	(252)	a	227	28

TOTAL SHAREHOLDERS’ EQUITY	33,401	36,813			83,998	10,395

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	36,485	160,986			211,497	26,175

CHINA NATURAL RESOURCES, INC.
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

          The following adjustments made to prepare the pro forma consolidated balance sheet as of September 30, 2005, assume that the transaction whereby FMH became a wholly-owned subsidiary of CNRI, in a transaction accounted for under the purchase method of accounting as a reverse acquisition with FMH being the accounting acquirer, occurred on September 30, 2005. The adjustments also reflect the allocation of the estimated fair value of the assets acquired and liabilities assumed. Because the former shareholder of FMH controls the combined entity after the combination transaction, the transaction is accounted for as a reverse transaction such that FMH is considered to have acquired CNRI. Accordingly, the estimated fair value of CNRI was determined by reference to its publicly traded market value immediately prior to the date of the acquisition agreement. The estimated fair value of CNRI was approximately RMB47.1 million (US$5.8 million). The carrying amounts of CNRI’s recorded assets and liabilities approximated their fair values and there were no identifiable intangible assets acquired resulting in goodwill of RMB15.6 million (US$1.9 million). Direct costs incurred by FMH for the acquisition are estimated to be approximately RMB242,000 (US$30,000).

Adjustments	Explanation

a	To eliminate CNRI’s goodwill, equity accounts and accumulated deficit; to eliminate CNRI’s accumulated other comprehensive income; to conform FMH’s equity accounts to CNRI’s capital structure.

b	To record the fair value of the goodwill of RMB15.6 million (US$1.9 million).

c	To record an accrual for estimated costs of the acquisition of RMB242,000 (US$30,000).

d	To classify certain CNRI payables due to companies that are affiliated with FMH.

CHINA NATURAL RESOURCES, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in thousands, except share and per share data)

	China Natural Resources, Inc.	Feishang Mining Holding Limited	Pro Forma Adjustments		Pro Forma	Pro Forma
	RMB	RMB			RMB	US$

NET SALES	732	69,966			70,698	8,750

COST OF SALES	(394)	(23,376)			(23,770)	(2,942)

GROSS PROFIT	338	46,590			46,928	5,808

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(11,819)	(10,150)			(21,969)	(2,719)

INCOME (LOSS) FROM OPERATIONS	(11,481)	36,440			24,959	3,089

INTEREST INCOME	2	685			687	85

INTEREST EXPENSE	(3)	-			(3)	-

OTHER INCOME (EXPENSE), NET	1,937	(24)			1,913	237

INCOME (LOSS) BEFORE INCOME TAXES	(9,545)	37,101			27,556	3,411

INCOME TAXES	-	(5,894)			(5,894)	(730)

NET INCOME (LOSS)	(9,545)	31,207			21,662	2,681

WEIGHTED AVERAGE SHARES OUTSTANDING
- BASIC	1,247,823		10,300,593	a	11,548,416	11,548,416
- DILUTED	1,247,823		10,484,475	a,b	11,732,298	11,732,298

BASIC INCOME (LOSS) PER SHARE
- BASIC	(7.65)				1.88	0.23
- DILUTED	(7.65)				1.85	0.23

          The following adjustments made to the pro forma consolidated statement of operations for the nine months ended September 30, 2005, assume that the transaction whereby FMH became a wholly-owned subsidiary of CNRI, in a transaction accounted for under the purchase method of accounting as a reverse acquisition with FMH being the accounting acquirer, occurred on January 1, 2005.

Adjustments	Explanation

a.	To record the issuance of 9,980,593 shares of CNRI and the conversion of 320,000 preferred shares into 320,000 common shares

b.	To record the weighted average impact of the 4,500,000 warrants issued by CNRI using the treasury stock method

CHINA NATURAL RESOURCES, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2004
(Amounts in thousands, except share and per share data)

	China Natural Resources, Inc.	Feishang Mining Holding Limited	Pro Forma Adjustments		Pro Forma	Pro Forma
	RMB	RMB			RMB	US$

NET SALES	3,970	77,939			81,909	10,137

COST OF SALES	(3,381)	(29,667)			(33,048)	(4,090)

GROSS PROFIT	589	48,272			48,861	6,047

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(26,267)	(6,448)	4,696	a	(28,019)	(3,468)

INCOME (LOSS) FROM OPERATIONS	(25,678)	41,824			20,842	2,579

INTEREST INCOME	20	162			182	23

INTEREST EXPENSE	-	-			-	-

OTHER INCOME, NET	3,229	6			3,235	400

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(22,429)	41,992			24,259	3,002

INCOME TAXES	(11)	-			(11)	(1)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(22,440)	41,992			24,248	3,001

WEIGHTED AVERAGE SHARES OUTSTANDING
- BASIC	1,194,118		10,300,593	b	11,494,711	11,494,711
- DILUTED	1,194,118		11,798,389	b,c	12,992,507	12,992,507

BASIC INCOME (LOSS) FROM CONTINUING OPERATIONS PER SHARE
- BASIC	(18.79)				2.11	0.26
- DILUTED	(18.79)				1.87	0.23

          The following adjustments made to the pro forma consolidated statement of operations for the year ended December 31, 2004, assume that the transaction whereby FMH became a wholly-owned subsidiary of CNRI, in a transaction accounted for under the purchase method of accounting as a reverse acquisition with FMH being the accounting acquirer, occurred on January 1, 2004.

Adjustments	Explanation

a.	To reverse a goodwill impairment charge recorded by CNRI. This goodwill does not carryforward to the merged entity.

b.	To record the issuance of 9,980,593 shares of CNRI and the conversion of 320,000 preferred shares into 320,000 common shares

c.	To record the weighted average impact of the 4,500,000 warrants issued by CNRI using the treasury stock method